May 6, 2014

VIA EDGAR AND EMAIL

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Attn:  Larry Spirgel, Assistant Director

Re:

Symbid Corp.

Amendment No. 2 to Current Report on Form 8-K Filed April 9, 2014

Form 10-K for Fiscal Year Ended December 31, 2013

Filed April 14, 2014

File No. 333-177500

Dear Mr. Spirgel:

On behalf of our client, Symbid Corp. (the “Company”), we are submitting this letter in response to your comments in the letter from you to Mr. Philip Cooke, Chief Financial Officer of the Company, dated April 23, 2014 (the “Letter”).  The Company concurrently is filing Amendment No. 3 (the “Form 8-K Amendment”) to its Current Report on Form 8-K originally filed with the Commission on December 12, 2013, as amended by Amendment No. 1 filed on March 13, 2014 and Amendment No. 2 filed on April 9, 2014, which incorporates the revisions discussed below.  The Company is also filing Amendment No. 1 (the “Form 10-K Amendment”) to its Annual Report on Form 10-K filed with the Commission on April 14, 2014.

For your convenience, we have listed below in bold your comments from the Letter, together with responses by us on behalf of the Company.  Please note that, unless otherwise indicated, the responses are based on information provided to us by the Company. In addition, we are enclosing with the copy of this letter being sent to you by email black lined copies of the Form 8-K Amendment and the Form 10-K Amendment marked against the previous filings of each document.

Form 10-K for Fiscal Year Ended December 31, 2013

General

1.

Please revise your Form 10-K pursuant to the comments below, as appropriate.

Response:  In response to the Staff’s comment, the Company has made the required revisions to its Form 10-K to the extent applicable.

Amendment No. 2 to Current Report on Form 8-K Filed April 9, 2014

The Share Exchange and Related Transactions, page 5

2.

We note your response to comment 3 in our prior letter dated March 21, 2014.

Please clarify for us in your response the following details, to the best of your knowledge:

Response:  In response to the Staff’s comment, please see the explanations set forth after each bullet point below.

•

Clarify your reference to Mark Tompkins’ purchase of “free trading shares” in March 2013. Disclose the date(s) he purchased the shares, the amount of shares he purchased and from whom he purchased the shares.

Mr. Tompkins purchased an aggregate of 90,000 shares (the “Shares”) of the Company’s common stock in private transactions on March 8, 2013 from six persons (the “Sellers”) who were original purchasers of the Company’s stock. The Sellers purchased the Shares from the Company in a direct public offering of the Company’s common stock (the “Direct Public Offering”) pursuant to a registration statement that was declared effective by the Commission on March 15, 2012 and a final prospectus dated March 16, 2012.

•

Clarify what it means to be a “sponsor” of the Share Exchange.

In the context of the Share Exchange, the term “sponsor” is used in the Form 8-K to reflect the role of Montrose, who was later replaced by FireRock, pursuant to the signed term sheets referenced in the Form 8-K, in assisting Symbid Holding B.V. in the process of Symbid’s becoming a publicly traded company and in a related private placement.

•

Disclose when Montrose Capital Limited was introduced to Symbid B.V. by FireRock Capital, Inc.

Montrose was introduced to Symbid B.V. in early May 2013.

•

Disclose the nature of the preexisting relationship between FireRock and Symbid.

FireRock, a New York-based family office that invests in small to medium-sized public and private companies, introduced itself to Symbid B.V. in February 2013 when Firerock was looking for a potential crowdfunding project in which to invest.

•

Please explain the circumstances under which Holli Morris entered into the settlement and release agreement with the company on March 8, 2013.  For example, was the agreement related in any way to Mark Tompkins’ share purchases?  What was the stimulus for her decision to forgive the $45,500 owed to her by the company and to assume all the external liabilities of the company?

On January 11, 2013, Montrose Capital Limited, as “Buyers’ Representative,” Luke C. Zouvas, as “Sellers’ Representative” and Holli Morris on behalf of the Company entered into an earnest money escrow agreement pursuant to which the parties agreed that, following a due diligence review of the Company, certain buyers investors (the “Buyers”) would acquire the registered shares of common stock of the Company from those persons who had acquired their shares in the Direct Public Offering. With a view to cleaning up the Company’s balance sheet, by eliminating liabilities, to prepare the Company for a possible future business combination, the Sellers’ Representative indicated to the Buyers’ Representative that Ms. Morris would enter into a settlement and release agreement pursuant to which Ms. Morris would forgive all Company debt owed to her and assume all outstanding accrued liabilities. Other than by way of his being one of the Buyers, the settlement and release agreement was not directly related to Mr. Tompkins’ share purchase but it was beneficial to the Byers. The Company does not know what the stimulus was for Ms. Morris to enter into the settlement and release agreement.

•

Explain why Holli Morris resigned from all her positions with the company on May 14, 2013 and how Noah Levinson was chosen as her replacement.

It was represented by Mr. Zouvas that Ms. Morris wished to resign from all her positions with the Company because, the Company having discontinued its prior business by the end of the fiscal quarter ended February 28, 2013, she no longer wanted to be actively involved in the management of the Company. Noah Levinson was introduced to the Company by Mark Tompkins. Mr. Levinson had served as Chief Executive Officer and director of another public company, Max Cash Media, Inc. (“Max Cash”), in which Mr. Tompkins was a shareholder.  Mr. Tompkins proposed that Mr. Levinson be appointed as the Company’s new officer and director.  As sole director and by written consent, Ms. Morris appointed Mr. Levinson as the Company’s new sole officer and director effective May 14, 2013, upon Ms. Morris’ resignation from those positions.

•

Discuss any relationships between Noah Levinson, Holli Morris, Mark Tompkins, or any of the other parties associated with the Share Exchange.

To the knowledge of the Company, there was no relationship between Noah Levinson and Holli Morris or between Holli Morris and Mark Tompkins. As discussed in the response above, there was a prior relationship between Noah Levinson and Mark Tompkins. Additionally, Gottbetter & Partners, LLP, counsel to the Company since May 6, 2013, was also counsel to Max Cash and, thus, had a pre-existing relationship with Noah Levinson. Adam Gottbetter also had a personal relationship with Mr. Levinson, which pre-dated his serving as director of Max Cash.

•

With respect to the split-off, disclose what amounts were the operating assets and liabilities.  Explain the business purpose of the split-off, particularly if those amounts were negligible in light of the earlier settlement and release agreement on March 8, 2013.

As indicated in the split-off disclosure in the Company’s Form 8-K, the assets and liabilities transferred to Ms. Morris in the split-off were nominal.  The primary business purpose of the split-off was to take into account the possibility that the legacy business may have incurred liabilities that, at the time of the Share Exchange, were unknown or contingent.  By means of the split-off agreement, the split-off company, of which Ms. Morris became the sole owner as of the effectiveness of the Share Exchange and the split off, assumed responsibility for any such liabilities.

3.

Please restore the paragraph that discloses the amount of consideration paid to the shareholders of Symbid Holding B.V. in the Share Exchange and the amounts held in escrow.

Response:  In response to the Staff’s comment, the Company notes that the referenced paragraph has been restored to the Form 8-K.

4.

We note your response to comment 4.  Please provide the disclosure required by Item 404(c)(2) of Regulation S-K.

Response:  In response to the Staff’s comment, the Company has provided the requested information in the Form 8-K Amendment for Mr. Noah Levinson, the Company’s sole officer and director from the date of the resignation of Ms. Holli Morris from these positions until the effectiveness of the Share Exchange.  The Company has already provided the relevant information for Ms. Morris to the extent such information has been available to it.

Symbid’s History and Structural Overview, page 11

5.

We note your disclosure revisions in response to comment 8 and 9 that Symbid B.V. received fees from Symbid Coöperatie U.A. totaling $20,657 and $47,370 in fiscal year 2012 and the first nine months of fiscal year 2013, respectively, and that this represented 100% of the crowdfunding related revenues from Symbid Coöperatie U.A. Please disclose the amount of other income derived by Symbid Coöperatie U.A. from a government grant.

Response:  In response to the Staff’s comment, the Company has added disclosure in the Form 8-K Amendment and the Form 10-K Amendment related to the amount of other income derived from the government grant.

How the Symbid Equity Crowdfunding Platform Works, page 12

6.

You disclose that, once a proposition is fully funded, all investors are gathered into another cooperative (independent of Symbid Coöperatie U.A.) that buys a predetermined amount of shares in the equity capital of the entrepreneur’s newly established legal entity with the target funding.  Please discuss and compare an investor’s rights as a member of a cooperative versus a direct equity investor, including how an investor participates in the corporate governance of the company in which it invested, how an investor can direct the voting and disposition of its interest, and how an investor can receive a return on investment.  Clarify whether the entrepreneur is also a member of the cooperative, and explain if all entrepreneurs must establish a new legal entity that will be invested in. Disclose whether the entrepreneur and the entrepreneur’s management team are required to participate in Symbid’s online collaborative community after the investment.  Discuss, if true, that the entrepreneur can also sell direct equity investments outside of the Symbid crowdfunding platform, and explain how this could impact the investors who are members of the cooperative.

Response:  In response to the Staff’s comment, the Company has added disclosure in the Form 8-K Amendment and the Form 10-K  Amendment related to the rights of a direct equity investor versus those of an investment cooperative member.

7.

Please remove your statement directing readers to Symbid’s website for more information about how the Symbid crowdfunding platform works. Provide all material information about your crowdfunding operations in your document.

Response:  In response to the Staff’s comment, the Company has removed the reference to its website.

Affiliate Program, page 16

8.

Please disclose if your affiliates have or could receive transaction-based compensation based upon their referrals.  Discuss whether this raises broker-dealer issues in your current and intended markets.

Response:  In response to the Staff’s comment, the Company has added disclosure to the Form 8-K Amendment and the Form 10-K Amendment related to its Affiliate Program. The Company would like to point out that for the markets in which it intends to operate, the interpretation or classification of these activities may differ, and the structure that the Company has established in The Netherlands may not be reproduced in other countries.  Therefore, the question whether broker-dealer issues are raised is dependent on the applicable rules and regulation of the local jurisdictions.  In many of the Company’s intended markets, the rules and regulations surrounding crowdfunding have not been enacted or implemented and, therefore, the Company is not able to provide additional disclosure. The Company has disclosed in a risk factor that the implementation of crowdfunding regulation in The Netherlands and in other countries could negatively affect its business.

Corporate Partnerships, page 16

9.

It appears that you intend to sell and/or provide access to your database of entrepreneurs and investors. Please discuss the regulatory landscape regarding privacy issues in your intended markets.

Response:  In response to the Staff’s comment, the Company would like to point out that the type of access it is considering to provide to corporate partners relates to metadata or “data about data.” is the Company has no intent to sell individual data related to entrepreneurs or investors. Data collected through the use of the Company’s crowdfunding platform does not have any individual user characteristics related to entrepreneurs or investors. The metadata that is collected is primarily transactional and relates, for example, to the industry of crowdfunding propositions, investment per user, and investors per crowdfunding proposition. When creating an account on the Symbid platform, users are required to agree to the Company’s terms of use and privacy policy, which, by design, limits the Company’s ability to collect and/or send individual data to third parties. Selling metadata is possible in the Company’s current market under the Company’s current privacy policy, as such sales are limited to transactional data on a macro- crowdfunding level. If and when the Company enters new markets, it will have to review (1) whether the Company will be offering corporate partnerships in such markets; (2) whether its terms of use comply with local regulatory frameworks regarding privacy issues; and (3) whether there are any other issues the Company’s privacy policy will have to comply with.

The Symbid Business Model, page 17

10.

Under “Matchmaking related revenues” on page 17, you disclose that you expect transaction fees, consisting of a fee of 2.5% for every transaction, and success fees, consisting of 5% of the target capital when the funding target is reached.  Please clarify what constitutes a “transaction” and upon what amount the 2.5% is based.  Also disclose that you obtain administrative fees of 3% of investment funds deposited by potential investors into an electronic wallet, as you disclose on page 13.

Response:  In response to the Staff’s comment, the Company has added disclosure in the Form 8-K Amendment and the Form 10-K Amendment for the items requested above

Strategic Plan, page 18

11.

Please disclose whether you currently have any country level subsidiaries or affiliates. Discuss the likelihood that your unique structure using Dutch cooperatives will work under other countries’ regulatory schemes, including within the United States.

Response:  In response to the Staff’s comment, the Company has added disclosure in the Form 8-K Amendment and in the Form 10-K Amendment indicating that it presently does not have any country level subsidiaries or affiliates and relating to the likelihood of the Company’s  application of the Dutch cooperative structure in other countries where regulatory schemes may differ from that in The Netherlands.

The proposed Acquisitions of Gambitious B.V. and Equidam Holding B.V., page 22

12.

We note your response to our prior comment 14.  With a view to revised disclosure, please tell us in your response what is meant by “to maintain our professional relationship with Gambitious shareholders and the company’s management team,” and explain why the sale price was only EUR 1.  Disclose the amount you originally paid for the shares.

Response:  In response to the Staff’s comment, the Company has revised the disclosure in the Form 8-K Amendment and the Form 10-K Amendment relating to the sale of shares to Gambitious shareholders.

Regulatory Frameword, page 27

13.

We have considered your response to comment 20.  Please clarify why you believe that your business is not substantially dependent upon your agreement with Intersolve.  It appears that, without your partnership with Intersolve, you would be unable to conduct your crowdfunding operations in compliance with Dutch law.

Response:  In response to the Staff’s comment, the Company believes that its business is not substantially dependent on the partnership with Intersolve because there are various other vendors and/or providers in the Dutch market that offer payment processing and solutions comparable to that of Intersolve. While the Company selected Intersolve because the Company believed that Intersolve’s solutions best fit the cooperative structure that the Company has established in The Netherlands, Intersolve is not the sole provider in The Netherlands of payment solutions that could facilitate payment processing on the Company’s crowdfunding platform.

If you have any questions with respect to this letter, please contact me at 212-400-6900. Thank you for your consideration.

Very truly yours,

/s/ Paul C. Levites

Paul C. Levites, Esq.

cc:

Gregory Dundas, Attorney-Advisor

Kathleen Krebs, Special Counsel

Division of Corporate Finance

Securities and Exchange Commission

Korstiaan Zandvliet, Chief Executive Officer

Philip Cooke, Chief Financial Officer

Symbid Corp.

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